Exhibit 99.1

PNI Digital Media Reports Fiscal 2013 Third Quarter Results

VANCOUVER, BC –August 13th, 2013 - PNI Digital Media (TSX: PN) (OTCBB: PNDMF), (“PNI” or the “Company”), the leading innovator in digital media solutions for retailers, reported financial results for the fiscal 2013 third quarter ended June 30th, 2013 and discussed key operational developments for the quarter.

“This was a productive quarter for PNI,” said Kyle Hall, CEO of PNI. “We executed on a number of our core development initiatives for 2013 aimed at driving long-term growth for PNI beginning in the 2013 holiday season. We continued to execute on our strategy of developing best-in-class technology and the PNI Platform has taken the lead position based upon our investments in cloud media integrations, new HTML5 product builders, content management systems, our open API extensions, mobile software via our new mobile software development kit (“SDK") and our Web to Print business printing offering. We also added a new top-tier retail partner in Office Depot, who brings more than 1,100 new stores to the PNI Digital Media Platform. This is an important win for PNI, validating our investment in this sector as we endeavour to replicate our success in the photo market across the Web to Print business printing market. With completion of a number of our Platform initiatives, we are now able to begin realizing operational efficiencies that will result in reduced development costs in our September quarter and additional cost synergies in the future. As we look to the 2013 holiday season, I am confident the software development investments we’ve made and continue to make, along with our new business wins, will enable a return to growth in the coming quarters.”

Fiscal 2013 Third Quarter and Subsequent Operational Highlights

  The photo industry continues to grow, creating increasing opportunity for PNI. During the quarter the Company processed a record 4.71 million transactions across the PNI Digital Media Platform, a 5.4% increase from the same period last year.

  The dollar value of online transactions processed for our retail partners over the PNI Digital Media Platform increased to $50.2 million in online transactions, a 6.3% increase compared to the same quarter in fiscal 2012. This growth was driven by our investment in mobile technologies, as transactions generated from mobile devices increased from 0.5% of total online transactions in the third quarter of 2012 to 5% of online transactions in the third quarter of 2013, as well as other key development efforts which have enabled our retail partners to sell higher value-added products.

  Signed a multi-year agreement with Office Depot to support their online Copy and Print Depot over the PNI Digital Media Platform. Office Depot is a new top-tier partner for PNI and we expect to deploy the Platform to over 1,100 Office Depot Copy & Print locations by early calendar 2014.

  Added several new partners to the PNI Photo Services API, which was launched in January 2013. The PNI Photo Services API enables third parties to easily add their products, content, websites or apps to PNI’s Platform and submit orders, creating an ‘endless aisle’ of product choices for our retailers and incremental transactions over our Platform.

  Launched the new PNI Mobile Photo SDK, which instantly connects part of our Platform to any retailer who wants to drive profitable photo revenue as part of their mobile strategy. With the PNI
  Mobile Photo SDK, all the custom work historically by PNI is no longer required. Retail IT teams can simply snap in the PNI Mobile Photo SDK and within weeks can begin driving transactions as part of their mobile apps.

  Extended our cloud media integrations by adding Microsoft’s SkyDrive, enabling end users to print their digital media files over the PNI Digital Media Platform directly from SkyDrive to the consumer’s preferred retail location. Skydrive joins PNI’s growing list of integrated cloud media partners which already includes Dropbox, Facebook, Instagram, Google+ Photos, Google Drive and Flickr.

  Acquired QS Quarterhouse Software Ltd (“Quarterhouse”), an Austin-based firm specializing in business printing solutions for retailers. The integration between Quarterhouse and PNI’s Platform is proceeding as expected.

  Signed a new agreement with a multi-outlet Alphagraphics retail franchisee for the newly acquired software from Quarterhouse. The Company expects the new online business printing site to launch by September 2013.

  Launched the next generation of the PNI Platform with the implementation of a new photo site for Costco at www.costcophotocenter.com. This site is the first in the next-generation of technologies that PNI is investing in, including new integrations with cloud media providers such as Facebook, Dropbox and Picasa, new HTML5 uploaders, better product displays, improved user experiences and our next generation of content management systems for better site merchandising.

  Continued development of the next-generation HTML5 product builders to lead the industry in omni-channel solutions for retailers, enabling them to conduct transactions across any tablet, mobile device, in-store kiosk and home computer. PNI remains on track to roll out new card and invitation solutions using these new innovations with select partners in time for the 2013 holiday season.

Fiscal 2013 Third Quarter Fiscal Highlights

  Revenue for the quarter was $4.9 million compared to $5.6 million in the third quarter of fiscal 2012. The decrease in revenue was due predominantly to $867,000 lower fees generated in the United Kingdom, as a result of the renegotiation and three-year extension of one of our key customer contracts which became effective in the fourth quarter of fiscal 2012. Our next quarterly results will be the first quarter where we will be able to compare year-over-year results for this region on the same contractual terms. Also impacting revenues in the quarter were lower upload fees, offset by higher revenues generated from mobile devices.

  Transaction fees represented 78% of total revenue, as compared to 77% during the same period of fiscal 2012.

  Generated a loss before taxes for the quarter of $1.7 million, as compared to a loss before taxes of $0.3 million in the third quarter of fiscal 2012.

  Non-IFRS adjusted EBITDA1 was negative $775,470 during the third quarter of fiscal 2013, compared to a non-IFRS adjusted EBITDA of positive $328,593 during the same period last year.
  The reduced adjusted EBITDA in the current period is a reflection of the lower revenues earned as well as higher personnel costs including outsourced software development costs. In the quarter the Company completed major initiatives in mobile, cloud media, HTML5, and the PNI API, which we anticipate will drive a return to growth in the 2013 holiday season. In addition, a total of $695,000 of internal development costs was capitalized in the year-to-date period last year, while no such costs were capitalized this year. Subsequently, we have begun scaling back our outsourced development teams, which we expect will result in reduced software development expenses before the end of our current fiscal year. Also negatively impacting adjusted EBITDA in the quarter were higher legal costs associated with the acquisition of Quarterhouse as well as legal fees associated with defense of certain patent infringement claims, one of which was settled during the quarter.

  The Company ended the quarter with $1.8 million in cash and cash equivalents.

Conference Call:

The company will host a conference call on Tuesday, August 13th, 2013 at 4:30pm ET (1:30pm PT) to discuss these financial results. PNI Digital Media's Chief Executive Officer Kyle Hall and Chief Financial Officer Cameron Lawrence will host the presentation, followed by a question and answer period.

Dial-In Number:	(888) 241-0394
International:	(647) 427-3413
Conference ID#:	26966864

Institutional investors and interested participants should dial the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization.

PNI Digital Media will also provide a live webcast and slide presentation, which will be available on the Company's website at www.pnimedia.com/webcast. An archived replay of the webcast will be available for 45 days following the live event.

Consolidated Statements of Operations and Comprehensive Income (Loss)

	Three Months ended		Nine Months Ended

	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012

Revenue	$4,916,166	$5,684,509	$15,505,663	$17,640,111
Cost of sales	2,446,669	2,357,555	7,679,921	7,219,803
Gross Profit	2,469,497	3,326,954	7,825,742	10,420,308

Expenses
Software development	2,806,044	2,444,446	7,518,631	6,880,736
General and administration	877,877	938,997	2,861,542	3,005,713
Sales and marketing	364,997	262,854	1,023,841	689,729

	4,048,918	3,646,297	11,404,014	10,576,178

Loss from operations	(1,579,421)	(319,343)	(3,578,272)	(155,870)

Foreign exchange loss	(318,615)	(7,673)	(59,013)	(57,111)
Finance income	833	1,847	3,646	2,775
Finance costs	(6,193)	-	(6,193)	-
Bargain purchase gain	163,405	-	163,405	-

	(160,570)	(5,826)	101,845	(54,336)

Loss before income tax	(1,739,991)	(325,169)	(3,476,427)	(210,206)

Deferred income tax recovery	-	241,905	-	806,454
Income tax recovery	-	241,905	-	806,454

(Loss) profit for the period	(1,739,991)	(83,264)	(3,476,427)	596,248

Other comprehensive (loss) gain:

Items subsequently classified to Statement of Comprehensive loss

Translation of foreign operations	493,647	53,341	131,452	(89,107)

Total comprehensive (loss) income for the period	$(1,246,344)	$(29,923)	$(3,344,975)	$507,141

(Loss) earnings per share
Basic	$(0.05)	$0.00	$(0.10)	$0.02
Fully diluted	$0.05)	$0.00	$(0.10)	$0.02

Consolidated Balance Sheets

Assets	June 30, 2013	September 30, 2012

Current assets
Cash and cash equivalents	$1,801,452	$4,611,824
Accounts receivable	3,676,240	4,253,541
Prepaid expenses and other current assets	633,336	622,970
	6,111,028	9,488,335

Property and equipment	4,619,750	4,683,355
Deferred income tax asset	5,238,012	5,222,603
Intangible assets	1,416,468	2,124
Goodwill	572,374	568,479
	$17,957,632	$19,964,896

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$3,843,518	$4,390,437
Current portion of deferred revenue	365,267	318,107
Current portion of finance obligations	338,941	-
Purchase Consideration	308,411	-
	4,856,137	4,708,544

Deferred revenue	334,433	437,140
Finance obligations	663,838	-
Deferred income tax liability	528,668	-
	$6,383,076	$5,145,684

Shareholders’ Equity

Share capital	$66,881,748	$66,817,352
Contributed surplus	19,370,021	19,334,098
Accumulated deficit	(74,611,448)	(71,135,021)
Accumulated other comprehensive loss	(65,765)	(197,217)

	11,574,556	14,819,212

	$17,957,632	$19,964,896

Non-IFRS Financial Measures
	Three Months Ended
	June 30, 2013	June 30, 2012

Net profit (loss) in accordance with IFRS	$(1,739,991)	$(83,264)

Amortization of property and equipment	428,578	430,712
Amortization of intangible assets	146,503	183,830
Interest expense	6,193	-
Income taxes	-	(241,905)
Stock based compensation expense	62,281	(1,322)

Unrealized foreign exchange loss (gain)	327,159	40,542
Adjusted EBITDA	$(769,277)	$328,593

Adjusted EBITDA per share – Basic	$(0.02)	$0.01
Adjusted EBITDA per share – Fully Diluted	$(0.02)	$0.01

Weighted average shares outstanding – Basic	34,299,471	34,257,922
Weighted average shares outstanding – Fully Diluted	34,299,471	34,257,922

	Nine Months Ended
	June 30, 2013	June 30, 2012

Net profit (loss) in accordance with IFRS	$(3,476,427)	$596,248

Amortization of property and equipment	1,242,062	1,253,165
Amortization of intangible assets	182,749	717,628
Interest expense	6,193	-
Income taxes	-	(806,454)
Stock based compensation expense	100,319	143,439

Unrealized foreign exchange loss (gain)	99,409	75,529

Loss on disposal of property and equipment	480	-

Adjusted EBITDA	$(1,845,215)	$1,979,555

Adjusted EBITDA per share – Basic	$(0.04)	$0.06
Adjusted EBITDA per share – Fully Diluted	$(0.04)	$0.06

Weighted average shares outstanding – Basic	34,298,558	34,151,386
Weighted average shares outstanding – Fully Diluted	34,298,558	34,167,112

Notes:

1 - Non-IFRS Measures

The Company continues to provide all information required in accordance with IFRS, but believes evaluating its ongoing operating results may not be as useful if an investor is limited to reviewing only IFRS financial measures. Accordingly, the Company uses non-IFRS financial information to evaluate its ongoing operations and for internal planning and forecasting purposes. The primary non-IFRS financial measures utilized by the Company include adjusted EBITDA. Adjusted EBITDA is non-IFRS financial measure which the Company defines as net profit plus amortization, impairment, interest expense, tax expense, share-based compensation expense and unrealized foreign exchange loss (gain).

To supplement the Company's financial statements presented on an IFRS basis, we believe that these non-IFRS measures provide useful information about the Company's core operating results and thus are appropriate to enhance the overall understanding of the Company's past financial performance and its prospects for the future. These adjustments to the Company's IFRS results are made with the intent of providing both management and investors a more complete understanding of the Company's underlying operational results and trends and performance. Management uses these non-IFRS measures to evaluate the Company's financial results, develop budgets, manage expenditures, and determine employee compensation. The presentation of additional information is not meant to be considered in isolation or as a substitute for or superior to net (loss) earnings or net (loss) earnings per share determined in accordance with IFRS.

Currency:
All amounts are expressed in Canadian dollars. This notice is qualified in its entirety by reference to the Company’s financial statements and accompanying Management Discussion and Analysis, which are accessible on the SEC’S website at www.sec.gov/edgar.shtml and on SEDAR at www.sedar.com.

About PNI Digital Media- The world’s leading retailers rely on the PNI Digital Media Platform to sell millions of personalized products every year. The PNI Platform is a consumer-facing Platform-as-a-Service (“PaaS”) solution that is accessible online, from an in-store terminal, or from mobile devices and applications. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, or connected mobile devices and tablets with retailers that want to deploy proven omni-channel strategies and use on-demand manufacturing capabilities for the production of personalized products such as photos, photo books and calendars, business cards, greeting cards, wedding invitations, stationery and more. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide.

Further information on our company can be found at www.pnimedia.com.

For Investor Relations and Press, Contact:
James Binckly	Cameron Lawrence
TMX Equicom Group	PNI Digital Media Inc.
(416)815-0700 x228	(604)893-8955 x229
ir@pnimedia.com	ir@pnimedia.com

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PNI Digital Media’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml. The information contained herein is subject to change without notice. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

The TSX has neither approved nor disapproved the information contained in this release. PNI Digital Media relies upon litigation protection for "forward-looking" statements.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

PNI Digital Media is a registered trademark of PNI Digital Media Inc. All other trademarks are property of their respective owners.